FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registration Record N° 1138

                                                                                                                             Santiago, April 28, 2015

                                                                                                                             Ger. Gen. N°    052 /2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

                                                                                                                                             Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I hereby inform you as significant event that at the Ordinary Shareholders Meeting held on April 27, 2016, it was agreed to distribute a definitive dividend amounting to Ch$ 9.37144 per share.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:         Distribution list

DISTRIBUTION LIST

c.c.:      - Superintendent of Pensions

            - Santiago Stock Exchange – General Manager

              Electronic Stock Exchange – General Manager

            - Valparaiso Stock Exchange – General Manager

            - Fitch Chile Clasificadora de Riesgo Ltda. – General Manager

            - Feller Rate Clasificadora de Riesgo Ltda. – (Attn. Nicolás Martorell)

             RiskClassificationCommission – General Management (Attn. Alejandro Muñoz)

            - Bond holders (Attn. Andrés Sepúlveda)

            - Depósito Central de Valores – General Manager

            - Enersis S.A. – General Management

            - Enersis S.A. – Legal Counsel

            - Enersis S.A. – Audit Management

            - Enersis S.A. – Regional Finance Manegement

            - Enersis S.A. – Communications Management

            - Enersis S.A. – Compliance and Capital Markets Management

            - Endesa Chile – Administration and Finance Management

            - Endesa Chile – Regional Engineering, Projects and R&D&I Management

            - Endesa Chile – Communications Management

            - Endesa Chile – General Accountant

            - Endesa Chile – Legal Advisory

            - Endesa Chile – Assistant Management, Investor Relations

SUPERINTENDENCE
SECURITIES AND INSURANCE COMPANIES
CHILE

INTERNAL USE ONLY:
....

FORM N° 1

DIVIDEND PAYMENT

0.01 Original Information: YES (YES/NO) 0.02 Closing Date: 04 / 27 / 2016 (MM/DD/YY)

I. IDENTIFICATION OF THE COMPANY AND SECTOR

I.O1. R.U.T. : 76.536.351-9. I.02 Original Form.: 04 / 27 / 2016 (MM/DD/YY)

1.03 Company Name: ENDESA AMERICAS S.A.

I.04 N° Securities Registration : 1138 I.05 Series: Unique

I.06 Stock Code: ENDESA-A I.07 Movement: 1

2. AGREEMENT AND DIVIDEND AMMOUNT

2.01 Agreement Date : 04 / 27 / 2016 (MM/DD/YY)

2.02 Agreement by : 1 (1: Ordinary Shareholders' Meeting; 2: Extraordinary Shareholders' Meeting; 3: Board Meeting).

2.03 Total Dividend Amount: Ch$ 76.862.280.715.- 2.04 Type of currency : $ --

3. SHARES AND SHAREHOLDERS ENTITLED

3.01 Number of Shares: 8.201.754.580.- 3.02 Cut of date: 05 / 17 / 2016 (MM/DD/YY)

4. TYPE OF DIVIDEND

4.01 Dividend type : 3 (1: Interim; 2: Final mandatory minimum; 3: Additional dividend).

4.02 Last considered day of the period: 12 / 31 / 2015 (MM/DD/YY)

4.03 Type of Payment : 1 (1: Cash; 2 Optional in cash or shares of the company; 3; Optional in cash or other companies shares ; 4: Other).

5. DIVIDEND PAYMENT AMOUNT (whether in cash or optional in cash or shares)

5.01 Amount : Ch$9.37144 per share 5.02 Type of currency: Ch$.

5.03 date of payment : 05 / 24 / 2016 (MM/DD/YY)

6. OPTIONAL DIVIDEND DISTRIBUTION IN SHARES

6.01 Starting date of option : _____/____/_____ (MM/DD/YY)

6.02 Ending date of option : _____/____/_____ (MM/DD/YY)

6.03 Submission date : _____/____/_____ (MM/DD/YY)

6.04 Series to opt : _______________

6.05 Post movement shares: _______________

(Only if the option is in shares of the same emission)

6.06 R.U.T. issuing company : _______________

6.07 Stock code : _______________

(Only if the option is in shares of which the company owns)

6.08 Factor of shares: entitlement _______________ shares to be received for each share entitled.

6.09 Price per share : _______________ / share.

6.10 Type of currency: Ch$ ____________

7. OBSERVATIONS

- The tax credit that this dividend could have will be announced promptly to shareholders.
- The publication of the dividend announcement will be made in "El Mercurio" of Santiago newspaper on May 13, 2014.
- Endesa Américas S.A., is a publicly held stock company.
- The dividend payment will be charged to the retained earnings for the previous periods.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility."

SIGN OF THE LEGAL REPRESENTATIVE: _________________________

NAME THE LEGAL REPRESENTATIVE: Valter Moro. Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 28, 2016